PROSPECTUS
                                 650,000 Shares

                             THE MEDITRUST COMPANIES

                                  Common Stock
                                   ----------

     This Prospectus relates to 650,000 shares of Paired Common Stock, $.10 par value per share (the "Shares"), of The Meditrust Companies. The Meditrust Companies (the "Companies") are comprised of two companies, Meditrust Corporation (the "REIT" or the "Corporation") and Meditrust Operating Company (the "Operating Company"), each incorporated under the laws of Delaware. The REIT is a real estate investment trust under the Internal Revenue Code of 1986, as amended. The shares of common stock of the Companies, comprised of common stock of the REIT ("REIT Common Stock") and common stock of the Operating Company ("Operating Common Stock") are paired and traded as units consisting of one share of each company, and are herein referred to as "Paired Common Stock." The Shares may be offered by certain stockholders of the Companies (the "Selling Stockholders") from time to time in transactions on the New York Stock Exchange (the "NYSE"), in privately-negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders purchased the Shares from the Companies on October 2, 1997 at a price of $31.00 per share. Specific information concerning the Selling Stockholders and their plan of distribution is set forth under "Selling Stockholders" and "Plan of Distribution."

     The Companies will not receive any of the proceeds from the sale of the Shares. The Companies have agreed to bear certain expenses (other than the fees and expenses, if any, of counsel or other advisors to the Selling Stockholders) in connection with the registration of the Shares being offered and sold by the Selling Stockholders, which the Companies estimate will be approximately $50,000.

     The Companies' shares are traded on the New York Stock Exchange under the symbol "MT". On November 21, 1997, the closing sale price of the shares on the New York Stock Exchange was $38.375.

                                   ----------
          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION

                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

          THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                 ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                   REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   ----------

                The date of this Prospectus is December 4, 1997.

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                              AVAILABLE INFORMATION

    The Companies are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Companies file information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including the Companies) that file electronically with the Commission. The address of the Commission's Web Site is (http://www.sec.gov). Reports, proxy materials and other information concerning the Companies can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, Room 1102, New York, New York 10005.

    The Companies have filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents are incorporated herein by reference:

The REIT and the Operating Company

    1. Joint Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

    2. Joint Current Report on Form 8-K, event date November 5, 1997; and

Meditrust

    1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

    3. Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

    4. Current Reports on Form 8-K, event date January 31, 1997, event date April 13, 1997 and event date July 30, 1997.

Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company

    1. Joint Annual Report on Form 10-K, as amended by amendments on Form 10-K/A, for the fiscal year ended December 31, 1996;

    2. Joint Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

    3. Joint Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

    4. Joint Current Reports on Form 8-K, event date January 7, 1997, event date April 13, 1997, and event date October 2, 1997.

    5. The description of the REIT Common Stock and Operating Common Stock which are contained or incorporated by reference in the Joint Registration Statement on Form S-4 of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company (Nos. 333-34831, 333-34831-01), including any amendments thereto.

      All other documents filed by the Companies with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Companies will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed, with respect to the REIT, to Michael S. Benjamin, Esq., Senior Vice President, Secretary and General Counsel, Meditrust Corporation, 197 First Avenue, Suite 300, Needham Heights, Massachusetts 02194, telephone (781) 433-6000; and with respect to the Operating Company, to Michael J. Bohnen, Secretary, Meditrust Operating Company, 197 First Avenue, Suite 100, Needham Heights, Massachusetts 02194, telephone (781) 453-8062.

                             THE MEDITRUST COMPANIES

Recent Developments

    On November 5, 1997, pursuant to the Third Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), the REIT (formerly known as Santa Anita Realty Enterprises, Inc., ("Realty")) merged with Meditrust, a Massachusetts business trust, with the REIT as the surviving corporation, and the Operating Company (formerly known as Santa Anita Operating Company ("Operating")), merged with Meditrust Acquisition Company, a Massachusetts business trust ("MAC"), with the Operating Company as the surviving corporation (collectively, the "Mergers"). Upon completion of the Mergers, the REIT changed its corporate name to "Meditrust Corporation," the Operating Company changed its corporate name to "Meditrust Operating Company", and the Companies have continued the operations of Realty, Operating, Meditrust and MAC. Unless otherwise indicated, figures for the REIT referenced herein are those of Meditrust.

The REIT

    The REIT is a self-administered real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), which invests primarily in the health care industry in locations throughout the United States and through investments in other entities with similar facilities outside of the United States. The REIT invests in high quality facilities that are managed by experienced operators and achieves diversity in its property portfolio by sector of the health care industry, geographic location, operator and form of investment. The REIT's investments take the form of permanent mortgage loans, sale/leaseback transactions and development projects. Generally, the REIT enters into development projects where, upon completion of the facility, the REIT's development funding is to be replaced by either a permanent mortgage loan or a sale/leaseback transaction with the REIT.

    The REIT's net increase in gross real estate investments totaled $431,158,000 during 1996 as a result of the REIT's entering into sale/leaseback transactions and making permanent mortgage loans and providing development financing. Total gross investments were $2,286,160,000 at December 31, 1996 and $2,671,419,000 at September 30, 1997.

    As of September 30, 1997, the REIT had investments in 491 facilities, consisting of 281 long-term care facilities, 26 rehabilitation hospitals, 151 retirement and assisted living facilities, 6 psychiatric, alcohol and substance abuse facilities, 26 medical office buildings and 1 acute care hospital. The properties are located in 41 different states and are operated by 38 health care companies. Of the 38 different operators, 16 are publicly-traded companies (i.e., Sun Healthcare Group, Inc., Emeritus Corporation, Horizon/CMS Healthcare Corporation, Harborside Healthcare Corporation, OrNda Health Corp., Columbia/HCA Healthcare Corporation, Integrated Health Services, Inc., Alternative Living Services, Inc., HealthSouth Rehabilitation Corporation, The Multicare Companies, Inc., Assisted Living Concepts, Inc., Mariner Health Group, Inc., Sterling House Corporation, Karrington HealthCare Inc., Genesis Healthcare Ventures, Inc., and Youth Services International, Inc.), and constitute approximately 50% of the REIT's real estate investments.

    The REIT's real estate investments are either owned by the REIT or secured by a mortgage lien. As of September 30, 1997 permanent mortgage loans constituted 45%, sale/leaseback transactions constituted 45.6%, and development financing constituted 9.4% of the REIT's portfolio as measured by gross real estate investments. The leases and mortgages provide for rental or interest rates which generally range from 9% to 13% per annum of the acquisition price or mortgage amount. The leases and mortgages generally provide for an initial term of 10 years, with the leases having one or more five-year renewal options. The leases and mortgages also provide for additional rent and interest which are generally based upon a percentage of increased revenues over specific base period revenues of the related properties. For the year ended December 31, 1996, the aggregate amount of additional rent and interest was approximately $11,409,000 million compared to $9,106,000 million for the year ended December 31, 1995.

    In addition, the REIT usually obtains guarantees from the parent corporation, if any, of the operator or affiliates or individual principals of the operator. Most obligations are backed by letters of credit, security deposits or pledges of certificates of deposit which cover from three to twelve months of lease or mortgage payments. In addition, permanent mortgage and development mortgage loans generally are cross-collateralized with any other mortgage and development loans, leases or other agreements between the REIT and the same operator or any affiliated operators. Leases and mortgage loans generally are cross-defaulted with any other leases or mortgages between the REIT and the same operator or any affiliated operators. With respect to development mortgage loans, the REIT generally requires guaranteed maximum price construction contracts, performance completion bonds or guarantees and cost overrun guarantees. The REIT enters into a development mortgage loan when the REIT will also be the permanent owner or mortgage lender. In making its investment decisions, the REIT reviews, among other criteria, the operational viability of the facility, the experience and competency of the operator and the financial strength of the guarantor.

    The REIT also owns an approximately 400 acre parcel of land in Arcadia, California on which Santa Anita Park, a thoroughbred horse racing facility (the "Race track") is located, a 50% interest in the operations of the Santa Anita Fashion Park Mall, a 1.1 million square foot regional shopping mall and Santa Anita Medical Plaza, a six story, 85,000 square foot medical office building. Additionally, the REIT owns one neighborhood shopping center, and a 24-acre undeveloped land parcel in Southern California. The REIT no longer intends to hold the neighborhood shopping center and land parcel and is seeking buyers for these properties.

    The REIT was organized to qualify, and intends to continue to operate, as a real estate investment trust in accordance with Federal tax laws and regulations. So long as the REIT so complies, with limited exceptions, the REIT will not be taxed under Federal income tax laws on that portion of its taxable income that it distributes to its shareholders. The REIT has distributed, and intends to continue to distribute, substantially all of its real estate investment trust taxable income to shareholders.

    In order to meet its ongoing capital requirements for additional investments, the REIT may raise additional equity capital through the sale of Shares, Debt Securities, Share Warrants or Debt Securities Warrants or through a securitization transaction.

    The REIT's principal executive offices are located at 197 First Avenue, Suite 300, Needham Heights, Massachusetts 02194, and its telephone number is
(781) 433-6000.

The Operating Company

    The Operating Company is engaged in thoroughbred horse racing. The thoroughbred horse racing operation is conducted by Los Angeles Turf Club, Incorporated ("LATC"), which leases the Race track from Realty. The Race track is one of the premier thoroughbred horse racing venues in North America. The Operating Company has conducted a winter live thoroughbred horse racing meet at the Race track each year since 1934 (except for three years during World War
II). In addition, the Race track has been the site of a fall meet conducted by Oak Tree Racing Association, which has leased the Race track from LATC since 1969. The Race track was the location of the 1986 and 1993 Breeders' Cup Championships. The race meets held at the Race track in 1997 will offer 52 graded stakes races, the highest number offered by any racetrack in North America.

    The Race track's live races are simulcast to 16 satellite wagering sites in Southern California, 15 sites in Northern California and 986 sites in 38 other states and 10 foreign countries. Approximately 77% of wagering at the Race track's 1996 winter meet was through off-site wagering. The Operating Company believes that it is well positioned to benefit from the continued industry trend toward satellite wagering, which has been driven by technological developments, legislative changes and customers' desire for convenience. As described below, shares of Operating Common Stock are paired and trade together with shares of REIT Common Stock as a single unit on the NYSE.

    The Operating Company's principal executive offices are located at 197 First Avenue, Suite 100, Needham Heights, Massachusetts 02194, and its telephone number is (781) 453-8062.


                          DESCRIPTION OF CAPITAL STOCK

    The Certificate of Incorporation of the REIT, as amended (the "REIT Charter"), authorizes the REIT to issue up to 306,000,000 shares of capital stock, consisting of (i) 270,000,000 shares of REIT Common Stock, (ii) 6,000,000 shares of REIT Preferred Stock and (iii) 30,000,000 shares of Series Common Stock (collectively, the "REIT Capital Stock"). The REIT Charter grants the REIT Board of Directors the power without further shareholder authorization to create and authorize from time to time the issuance of REIT Preferred Stock and REIT Series Common Stock in one or more series, and to determine the provisions applicable to each series, including the number of shares, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences as are not prohibited by the REIT Charter or applicable law and as are specified by the REIT Board of Directors in its discretion. As of November 11, 1997, except for Junior Participating Preferred Stock, see "Description of Paired Common Stock--Rights Agreement" below, the REIT Board of Directors had not created or authorized any class or series of REIT Preferred Stock or REIT Series Common Stock. Such REIT Preferred Stock and REIT Series Common Stock may be subject to the Pairing Agreement described below.

    The Certificate of Incorporation of the Operating Company, as amended (the "Operating Company Charter") currently authorizes the Operating Company to issue up to 306,000,000 shares of capital stock, consisting of (i) 270,000,000 shares of Operating Common Stock, (ii) 6,000,000 shares of Operating Preferred Stock and (iii) 30,000,000 shares of Operating Series Common Stock. The Operating Company Charter grants the Operating Company Board of Directors the power without further shareholder authorization to create and authorize from time to time the issuance of Operating Preferred Stock and Operating Series Common Stock in one or more series, and to determine the provisions applicable to each series, including the number of shares, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences as are not prohibited by the Operating Company Charter or applicable law and as are specified by the Operating Company Board of Directors in its discretion. As of November 11, 1997, except for Junior Participating Preferred Stock, see "Description of Paired Common Stock--Rights Agreement" below, the Operating Company Board of Directors had not created or authorized any class or series of Operating Preferred Stock or Operating Series Common Stock. Such Operating Preferred Stock and Operating Series Common Stock may be subject to the Pairing Agreement described below.

                       DESCRIPTION OF PAIRED COMMON STOCK

General

    The Paired Common Stock is currently listed on the NYSE under the symbol "MT". As of the close of business on November 21, 1997, there were 86,701,107 shares of Paired Common Stock outstanding.

Terms

    Subject to provisions of law and the preferences of any series of preferred stock or series common stock outstanding, holders of Paired Common Stock are entitled to receive dividends at such times and in such amounts as may be declared from time to time by the respective Board of Directors out of funds legally available therefor. To maintain eligibility as a REIT, the Corporation must in general distribute at least 95% of its "real estate investment trust taxable income" before deduction of dividends paid (less any net long-term capital gain and subject to certain other adjustments) to its shareholders.

    Holders of Paired Common Stock are entitled to one vote for each share held on every matter submitted to a vote of shareholders. Except as otherwise provided by law or by the REIT Charter or Operating Company Charter or by resolutions of the Board of Directors providing for the issue of any series of preferred stock or series common stock, the holders of the Paired Common Stock of each company have sole voting power.

The Pairing

    Pursuant to a pairing agreement by and between the REIT and the Operating Company, dated as of December 20, 1979, as amended (the "Pairing Agreement"), the shares of REIT Common Stock and shares of Operating Common Stock are transferable and tradeable only in combination as units, each unit consisting of one share of REIT Common Stock and one share of Operating Common Stock. These restrictions on the transfer of shares of REIT Common Stock and Operating Common Stock are imposed by the Companies' By-Laws. The pairing is evidenced by "back-to-back" stock certificates; that is, certificates evidencing shares of Operating Common Stock are printed on the reverse side of certificates evidencing shares of REIT Common Stock. The certificates bear a legend referring to the restrictions on transfer imposed by the Companies' By-Laws. To permit proper allocation of the consideration received in connection with the sale of Paired Common Stock, the Pairing Agreement provides that the REIT and the Operating Company shall, as decided from time to time but not less than once a year, jointly make arrangements to determine the relative value of the stock of each company.

Restrictions on Transfers

    Under the Code, the REIT may not own, directly or indirectly, after application of the attribution rules of the Code, 10% or more of the outstanding shares of Operating Common Stock, if the REIT is to qualify as a real estate investment trust. Moreover, REIT Common

Stock must be held by 100 or more shareholders and 50% or more of the REIT Common Stock may not be held by or for five or fewer individuals. The Companies' By-Laws provide that if a shareholder obtained or obtains any ownership interest which is not in conformity with the requirements of the Code pertaining to a real estate investment trust the Board of Directors of the REIT or the Operating Company may call for the purchase from such shareholder of such number of shares sufficient to reduce his holdings to conform to the requirements of the Code. The purchase price for the shares called for purchase shall be equal to the fair market value of such shares as reflected in the closing price for such shares on the principal stock exchange on which such shares are listed, or if such shares are not listed, then the last bid quotation for shares of such stock as of the close of business on the date fixed by the Board of Directors for such purchase. In addition, any transfer of shares which would cause a shareholder to own, as determined under the provisions of the Code, such an amount of the outstanding voting power or total number of outstanding shares as would cause the REIT not to be in conformance with the requirements of the Code shall be void ab initio; or, if such provision is determined to be invalid, the transferee of such shares shall be deemed to have acted as agent on behalf of the REIT or the Operating Company, as applicable, in acquiring such shares and to hold such shares on behalf of the REIT or Operating Company as applicable.

Rights Agreement

    The REIT has distributed to each holder of REIT Common Stock, and has authorized, with respect to each additional share of REIT Common Stock that shall become outstanding between the date of such distribution and the earliest of the Distribution Date, the Expiration Date (as such terms are hereinafter defined) or the date, if any, on which Rights may be redeemed, the distribution of one Right for each share of REIT Common Stock. Each Right entitles the registered holder to purchase from the REIT, initially, one one-hundredth of a share of Junior Participating Preferred Stock ("Junior Preferred Stock") at a price of $100 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement among the REIT, Operating Company and Boston EquiServe, as Rights Agent, dated as of June 15, 1989 (the "Rights Agreement").

    Junior Preferred Stock purchasable upon exercise of the Rights will be entitled to dividends of 100 times the dividends per share declared on REIT Common Stock and, in the event of liquidation, will be entitled to a minimum preferential liquidating distribution of $100 per share and an aggregate liquidating distribution per share of 100 times the distribution made with respect to each share of REIT Common Stock. Each share of the Junior Preferred Stock is entitled to 100 votes on all matters submitted to a vote of shareholders. The Junior Preferred Stock will vote together with REIT Common Stock and in the event of any merger, consolidation or other transaction in which REIT Common Stock is exchanged, each share of Junior Preferred Stock will be entitled to receive 100 times the amount received per share of REIT Common Stock.

    Because of the voting, dividend and liquidation rights of the Junior Preferred Stock, the value when issued of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of REIT Common Stock.

    Until the earlier to occur of (i) 10 business days following a public announcement that an Acquiring Person has acquired beneficial ownership of 10% or more of the REIT's general voting power other than pursuant to a Qualified Offer (as defined below), the date of such public announcement being called the "Stock Acquisition Date," or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the REIT's general voting power (the date of such earlier occurrence being called the "Distribution Date"), the Rights will be evidenced by the certificates representing REIT Common Stock and will be transferred with and only with REIT Common Stock. The surrender for transfer of any certificate for REIT Common Stock will also constitute the transfer of the Rights associated with the REIT Common Stock represented by such certificate. As soon as practicable, following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of REIT Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on August 31, 1999 (the "Expiration Date"), unless the Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the REIT, as described below.

    The Purchase Price payable, the number of shares or other securities or property issuable upon exercise of the Rights, and the number of outstanding Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Junior Preferred Stock, (ii) upon the grant to holders of REIT Common Stock or Junior Preferred Stock of certain rights or warrants to subscribe for REIT Common Stock or Junior Preferred Stock at a price, or securities convertible into REIT Common Stock or Junior Preferred Stock with a conversion price, less than the then current per share market price, or (iii) upon the distribution to holders of REIT Common Stock or Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in REIT Common Stock) or of subscription rights or warrants (other than those referred to above).

    A Qualified Offer is a tender offer or exchange offer for all outstanding REIT Common Stock which is determined by a majority of the independent directors to be adequate and otherwise in the best interests of the REIT and its shareholders.

    If any person becomes an Acquiring Person other than by a purchase pursuant to a Qualified Offer, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will not be entitled to the benefit of such adjustment), will thereafter have the right to receive upon exercise that number of shares of REIT Common Stock or REIT Common Stock equivalents having a market value of two times the exercise price of the Right. Such an adjustment will also be made in the event that (i) an Acquiring Person merges with or otherwise consolidates or combines with the REIT in a transaction in which the REIT is the surviving corporation, (ii) an Acquiring Person engages in one or more self-dealing transactions specified in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, an event specified in the Rights Agreement occurs which results in the Acquiring Person's ownership interest in the REIT being increased by more than 1%.

    In the event that, at any time after an Acquiring Person has become such, the REIT is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold, each holder of a Right (other than an Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

    At any time after an Acquiring Person has become such, the Board of Directors of the REIT may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of REIT Common Stock per Right (subject to adjustment).

    The Rights Agreement provides that, during such time as the Pairing Agreement shall remain in effect, Operating Company will issue, on a share for share basis, Operating Common Stock or, as the case may be, Operating Junior Preferred Stock to each person receiving REIT Common Stock or Junior Preferred Stock upon exercise of or in exchange for one or more Rights.

    With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of REIT Common Stock or Junior Preferred Stock, as the case may be, on the last trading day prior to the date of exercise.

    Up to and including the tenth business day after a Stock Acquisition Date, the REIT Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Rights Redemption Price"). The redemption of the Rights may be made effective at such time on such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Rights Redemption Price

    The terms of the Rights may be amended by the REIT Board of Directors without the consent of the holders of the Rights at any time prior to the Distribution Date. Thereafter the Rights may be amended to make changes which do not adversely affect the interests of the holders of the Rights, or which shorten or lengthen time periods, subject to certain limitations set forth in the Rights Agreement.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a REIT shareholder, including, without limitation, the right to vote or to receive dividends.

Transfer Agent

    The transfer agent and registrar for the Paired Common Stock is State Street Bank and Trust Company, Boston, Massachusetts, acting through its servicing agent, Boston EquiServe.


                        FEDERAL INCOME TAX CONSIDERATIONS

    The following is a brief and general summary of the material federal income tax considerations of an investment in the Paired Common Stock to the extent those considerations relate to the federal income taxation of the Corporation, the Operating Company and its U.S. Stockholders (as defined below in "--Federal Income Taxation of Holders of Paired Shares--Taxation of Taxable U.S. Stockholders"). For the particular provisions that govern the federal income tax treatment of the Corporation and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

    The statements in this discussion are based on current provisions of the Code, Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "IRS"), and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transaction entered into or contemplated prior to the effective date of such changes.

    EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE COMPANIES' SHARES.

REIT Qualification of the Corporation

    General

    Prior to the consummation of the Mergers, Realty and Meditrust operated in a manner intended to allow each of them to qualify as a REIT. The Corporation intends to operate following the Mergers in a manner so that the Corporation will continue to qualify as a REIT. If the Corporation failed to qualify as a REIT in any taxable year, the Corporation would be subject to federal income taxation as if it were a domestic corporation, and the Corporation's stockholders would be taxed in the same manner as stockholders of ordinary corporations. In this event, the Corporation could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Moreover, the liabilities of the Corporation following the Mergers will include any unpaid taxes of Meditrust, including taxes resulting if Meditrust failed to qualify as REIT for periods prior to the Mergers, which also could reduce or eliminate cash available for distribution to the Corporation's stockholders following the Mergers. Unless entitled to relief under certain Code provisions, and subject to the discussion below regarding Section 269B(a)(3) of the Code, the Corporation also would be disqualified from re-electing REIT status for the four taxable years following the year during which qualification was lost.

    In the opinion of management, the Corporation has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. Qualification and taxation as a REIT depends upon the Corporation's having met and continuing to meet, through actual annual operating results, the distribution levels, stock ownership, and other various qualification tests imposed under the Code. Accordingly, no assurance can be given that the actual results of the Corporation's operations for any particular taxable year have satisfied or will satisfy such requirements.

    To qualify for tax treatment as a REIT under the Code, the Corporation must meet the following requirements, among others:

    (1) At least 95% of the Corporation's gross income each taxable year must be derived from:

        (a) rents from real property;

        (b) gain from the sale or disposition of real property that is not held primarily for sale to customers in the ordinary course of business;

        (c) interest on obligations secured by mortgages on real property (with certain minor exceptions);

        (d) dividends or other distributions from, or gains from the sale of, shares of qualified REITs that are not held primarily for sale to customers in the ordinary course of business;

        (e) abatements and refunds of real property taxes;

        (f) income and gain derived from foreclosure property;

        (g) most types of commitment fees related to either real property or mortgage loans;

        (h) gains from sales or dispositions of real estate assets that are not "prohibited transactions" under the Code;

        (i) dividends;

        (j) interest on obligations other than those secured by mortgages on properties; and

        (k) gains from sales or dispositions of securities not held primarily for sale to customers in the ordinary course of business.

    In addition, at least 75% of the Corporation's gross income each taxable year must be derived from items (a) through (h) above and from income attributable to stock or debt instruments acquired with the proceeds from the sale of stock or certain debt obligations ("new capital") of the Corporation received during a one-year period beginning on the day such proceeds were received ("qualified temporary investment income").

    For purposes of these requirements, the term "rents from real property" is defined in the Code to include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated. The term "rents from real property" also includes rent attributable to incidental personal property that is leased under, or in connection with, a lease of real property, provided that the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year attributable to both the real and personal property leased under such lease. The term "rents from real property" is also defined to exclude: (i) any amount received or accrued with respect to real property, if the determination of such amount depends in whole or in part on the income or profits derived by any person from the property (except that any amount so received or accrued shall not be excluded from "rents from real property" solely by reason of being determined on the basis of a fixed percentage of receipts or sales); (ii) any amount received or accrued, directly or indirectly, from any person or corporation if ownership of a 10% or greater interest in the stock, assets or net profits of such person or corporation is attributed to the Corporation; (iii) any amount received or accrued from property that the Corporation manages or operates or for which the Corporation furnishes services to the tenants, which would constitute unrelated trade or business income if received by certain tax-exempt entities, either itself or through another person who is not an "independent contractor" (as defined in the Code) from whom the Corporation does not derive or receive income; and (iv) any amount received or accrued from property with respect to which the Corporation furnishes (whether or not through an independent contractor) services not customarily rendered to tenants, other than a de minimis amount (defined in the Code as 1% of all amounts received or accrued with respect to the property) in properties of a similar class in the geographic market in which the property is located. The Corporation believes that any services furnished to tenants are not, and will not be, of a type that would cause any rents to fail to qualify as rents from real property, or, if so, that the amount of income derived from those activities will not jeopardize the Corporation's REIT status.

    If the Corporation should fail to satisfy the foregoing income tests but otherwise satisfies the requirements for taxation as a REIT and if such failure is held to be due to reasonable cause and not willful neglect and if certain other requirements are met, then the Corporation would continue to qualify as a REIT but would be subject to a 100% tax on the excessive unqualified income reduced by an approximation of the expenses incurred in earning that income.

    (2) Less than 30% of the Corporation's gross income during any calendar year beginning prior to the 1998 calendar year can be derived from the sale or disposition of: (i) stock or securities held for less than one year; (ii) property held primarily for sale to customers in the ordinary course of business (other than foreclosure property); and (iii) real property (including interests in mortgages on each property) held for less than four years (other than foreclosure property and gains arising from involuntary conversions).

    (3) At the end of each calendar quarter, at least 75% of the value of the Corporation's total assets must consist of real estate assets (real property, interests in real property, interests in mortgages on real property, shares in qualified real estate investment trusts and stock or debt instruments attributable to the temporary investment of new capital), cash and cash items (including receivables) and government securities. With respect to securities that are not included in the 75% asset class, the Corporation may not at the end of any calendar quarter own either: (i) securities representing more than 10% of the outstanding voting securities of any one issuer; or (ii) securities of any one issuer having a value that is more than 5% of the value of the Corporation's total assets. The Corporation's share of income earned or assets held by a partnership in which the Corporation is a partner will be characterized by the Corporation in the same manner as they are characterized by the partnership for purposes of the assets and income requirements described in this paragraph (3) and in paragraphs (1) and (2) above.

    (4) The shares of the Corporation must be "transferable" and beneficial ownership of them must be held by 100 or more persons during at least 335 days of each taxable year (or a proportionate part of a short taxable year). More than 50% of the outstanding stock may not be owned, directly or indirectly, actually or constructively, by or for five or fewer "individuals" at any time during the last half of any taxable year. For the purpose of such determination, shares owned directly or indirectly by or for a corporation, partnership, estate or trust are considered as being owned proportionately by its shareholders, partners or beneficiaries; an individual is considered as owning shares directly or indirectly owned by or for members of his family; and the holder of an option to acquire shares is considered as owning such shares. In addition, because of the lessor-lessee relationship between the Corporation and LATC, no person may own, actually or constructively, 10% or more of the outstanding voting power or total number of shares of stock of the two companies. The bylaws of Operating Company and the Corporation preclude any transfer of shares which would cause the ownership of shares not to be in conformity with the above requirements. Each year the Corporation must demand written statements from the record holders of designated percentages of its shares disclosing the actual owners of the shares and must maintain, within the Internal Revenue District in which it is required to file its federal income tax return, permanent records showing the information it has thus received as to the actual ownership of such shares and a list of those persons failing or refusing to comply with such demand.

    (5) The Corporation must distribute to its shareholders dividends in an amount at least equal to the sum of 95% of its "real estate investment trust taxable income" before the deduction for dividends paid (i.e., taxable income less any net capital gain and less any net income from foreclosure property or from property held primarily for sale to customers, and subject to certain other adjustments provided in the Code); plus (i) 95% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code; less (ii) a portion of certain noncash items of the Corporation that are required to be included in income, such as the amounts includable in gross income under Section 467 of the Code (relating to certain payments for use of property or services). The distribution requirement is reduced by the amount by which the sum of such noncash items exceeds 5% of real estate investment trust taxable income. Such undistributed amount remains subject to tax at the tax rate then otherwise applicable to corporate taxpayers. Each year, the Corporation has, or will be deemed to have, distributed at least 95% of its real estate investment trust taxable income as adjusted.

    For this purpose, certain dividends paid by the Corporation after the close of the taxable year may be considered as having been paid during the taxable year. However, if the Corporation does not actually distribute each year at least the sum of: (i) 85% of its real estate investment trust taxable income;
(ii) 95% of its capital gain net income; and (iii) any undistributed taxable income from prior periods, then the amount by which such sums exceed the actual distributions during the taxable year will be subject to a 4% excise tax.

    If a determination (by a court or by the Internal Revenue Service) requires an adjustment to the Corporation's taxable income that results in a failure to meet the percentage distribution requirements (e.g., a determination that increases the amount of the Corporation's real estate investment trust taxable income), the Corporation may, by following the "deficiency dividend" procedure of the Code, cure the failure to meet the annual percentage distribution requirement by distributing a dividend within 90 days after the determination, even though this deficiency dividend is not distributed to the shareholders in the same taxable year as that in which income was earned. The Corporation will, however, be liable for interest based on the amount of the deficiency dividend.

    (6) The directors of the Corporation must have authority over the management of the Corporation, the conduct of its affairs and, with certain limitations, the management and disposition of the Corporation's property.

    (7) The Corporation must have the calendar year as its annual accounting period.

    (8) The Corporation must satisfy certain procedural requirements.

    Paired Shares

    Section 269B(a)(3) of the Code provides that if the shares of a REIT and a non-REIT are paired, then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either company qualifies as a REIT. If Section 269B(a)(3) of the Code applied to the Corporation and the Operating Company, then the Corporation would not be eligible to be taxed as a REIT.
Section 269B(a)(3) does not apply, however, if the shares of the REIT and the non-REIT were paired on June 30, 1983 and the REIT was taxable as a REIT on June 30, 1983. As a result of this "grandfathering" rule, Section 269B(a)(3) of the Code does not apply to the Corporation and the Operating Company. By its terms, this "grandfathering" rule will continue to apply to the Corporation after the Merger. There are, however, no judicial or administrative authorities interpreting this "grandfathering" rule in the context of a merger or otherwise, and this interpretation, as well as the opinion of management regarding the Corporation's qualification as a REIT, is based solely on the literal language of the statute. There can be no assurance that the IRS will not seek to deny the Corporation REIT status despite its grandfathered status. Recently, the staff of the Joint Committee on Taxation announced its plans to look at the structure of paired-share real estate investment trusts. Currently, there is no legislation proposed adversely affecting the "grandfathering provisions" for paired-shared REITs. There can be no assurance, however, that new legislation will not be proposed or that any proposed legislation will not modify the "grandfathering provisions." If for any reason the Corporation failed to qualify as a REIT in 1983, the benefit of the "grandfathering" rule would not be available to the Corporation, in which case the Corporation would not qualify as a REIT for any taxable year.

    Potential Reallocation of Income

    Due to the paired-share structure, the Corporation, the Operating Company, and their respective subsidiary entities will be controlled by the same interests. As a result, the IRS could, pursuant to Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. The Corporation and the Operating Company believe that all material transactions between them have been negotiated and structured with the intention of achieving an arm's-length result. It is believed that all material transactions between the Corporation and the Operating Company, and among them and/or their subsidiary entities, will be negotiated and structured with the intention of achieving an arm's-length result. If true, the potential application of Section 482 of the Code should not have a material effect on the Corporation or the Operating Company. There can be no assurance, however, that the IRS will not challenge the terms of such transactions, or that such challenge would not be successful.

    Effects of Compliance with REIT Requirements

    Operating income derived from health care related facilities or a racetrack does not constitute qualifying income under the REIT requirements. Accordingly, all of the Corporation's health care facilities have been leased to lessees, and the Corporation will continue to lease such facilities after the Mergers. Similarly, the Corporation has leased the Race track to the Operating Company, and the Corporation will continue to lease the Race track for so long as the Corporation owns the Race track. Rent derived from such leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. Among other requirements, a lease may not have the effect of giving the Corporation a share of the net income of the lessee, and the amount of personal property leased under the lease must not exceed the 15% rent described above. The Corporation also may not provide services, other than customary services, except for a de minimis amount, to the lessee or their subtenants. In addition, the leases must also qualify as "true" leases for federal income tax purposes (as opposed to service contracts, joint ventures or other types of arrangements). There are, however, no controlling Treasury Regulations, published rulings, or judicial decisions that discuss whether leases similar to the Corporation's leases constitute "true" leases. Therefore, there can be no complete assurance that the IRS will not successfully assert a contrary position.

    Payments under a lease will not constitute qualifying income for purposes of the REIT requirements if the Corporation owns, directly or indirectly, 10% or more of the ownership interests in the relevant lessee. Constructive ownership rules apply, such that, for instance, the Corporation is deemed to own the assets of stockholders who own 10% or more in value of the stock of the Corporation. The Charters are therefore designed to prevent a stockholder of the Corporation from owning REIT stock or Operating Company stock that would cause the Corporation to own, actually or constructively, 10% or more of the ownership interests in a lessee (including the Operating Company). Thus, the Corporation should never own, actually or constructively, 10% or more of a lessee. However, because the relevant constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of Paired Shares, and because the charter provisions referred to above may not be effective, no absolute assurance can be given that such transfers, or other events of which the Corporation has no knowledge, will not cause the Corporation to own constructively 10% or more of one or more lessees at some future date.

    In addition to the considerations discussed above, the REIT requirements will impose a number of other restrictions on the operations of the Corporation. For example, net income from sales of property sold to customers in the ordinary course of business (other than inventory acquired by reason of certain foreclosures) is subject to a 100% tax unless eligible for a certain safe harbor. Minimum distribution requirements also generally require the Corporation to distribute each year at least 95% of its taxable income for the year (excluding any net capital gain). In addition, certain asset tests limit the Corporation's ability to acquire non-real estate assets.

    Federal Income Taxation of Operating Company; Non-Controlled Subsidiaries

    As a "C" corporation under the Code, the Operating Company will be subject to U.S. federal income tax on its taxable income at corporate rates. Any income, net of taxes, will be available for retention in Operating Company's business or for distribution to shareholders as dividends. However, there is no tax provision that requires Operating Company to distribute any of its after-tax earnings and Operating Company does not expect to pay cash dividends in the foreseeable future. As non-REIT subsidiaries, the corporate subsidiaries of the Corporation that are not controlled by it will also be subject to federal income tax in the same manner as the Operating Company.

    State and Local Taxation

    The Companies and their stockholders may be subject to state and local taxes in various jurisdictions, including those in which it or they transact business, own property, or reside. The state and local tax treatment of such entities or persons may not conform to the federal income tax consequences discussed above. Consequently, the Companies and their stockholders should consult their own tax advisers regarding the effect of state and local tax laws on the ownership of Paired Shares.

Federal Income Taxation of Holders of Paired Shares

    Separate Taxation

    Notwithstanding that Paired Shares may only be transferred as a unit, holders of Paired Shares will be treated for U.S. federal income tax purposes as holding equal numbers of shares of Corporation Common Stock and of Operating Company Common Stock. The tax treatment of distributions to stockholders and of any gain or loss upon sale or other disposition of the Paired Shares (as well as the amount of gain or loss) must therefore be determined separately with respect to each share of Corporation Common Stock and each share of Operating Company Common Stock contained within each Paired Share. The tax basis and holding period for each share of Corporation Common Stock and each share of Operating Company Common Stock also must be determined separately. Upon a taxable sale of a Paired Share, the amount realized should be allocated between the Corporation Common Stock and the Operating Company Common Stock based on their then relative values.

    Taxation of Taxable U.S. Stockholders

    As used herein, the term "U.S. Stockholder" means a holder of Paired Shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or a dealer in securities).

    As long as the Corporation qualifies as a REIT, distributions made to the Corporation's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions on Corporation Common Stock are out of earnings and profits, earnings and profits will be allocated first to any outstanding preferred stock of the Corporation and then allocated to its Common Stock. Subject to the discussion below regarding changes to the capital gains tax rates, distributions that are designated as capital gain dividends will be taxed as capital gains (to the extent they do not exceed the Corporation's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his Corporation Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's

Corporation Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Corporation Common Stock, such distributions will be included in income as long-term capital gain (or, in the case of individuals, trusts and estates, mid-term capital gain if the Corporation Common Stock has been held for more than 12 months but not more than 18 months or in the case of all taxpayers short-term capital gain if the Corporation Common Stock has been held for 12 months or less) assuming shares are a capital asset in the hands of the stockholder. In addition, any distribution declared by the Corporation in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Corporation and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Corporation during January of the following calendar year.

    Distributions from the Operating Company up to the amount of the Operating Company's current or accumulated earnings and profits (less any earnings and profits allocable to distributions on any preferred stock of the Operating Company) will be taken into account by U.S. Stockholders as ordinary income and generally will be eligible for the dividends-received deduction for corporations (subject to certain limitations). Distributions in excess of the Operating Company's current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted basis of the holder's the Operating Company's Common Stock, but rather will reduce the adjusted basis of such Operating Company Common Stock. To the extent that such distributions exceed the adjusted basis of a holder's the Operating Company Common Stock they will be included in income as long-term capital gain (or, in the case of individuals, trusts and estates, mid-term capital gain if the Operating Company Common Stock has been held for more than 12 months but not more than 18 months or in the case of all taxpayers, short-term capital gain if the Operating Company Common Stock has been held for 12 months or less) assuming the shares are a capital asset in the hands of the stockholder.

    For taxable years beginning after December 31, 1997, the Corporation may elect to retain and pay income tax on net long-term capital gains recognized during the taxable year. If the Corporation so elects for a taxable year, its stockholders would include in income as capital gain their proportionate share of such of its long-term capital gains as the Corporation may designate. A stockholder would be deemed to have paid its share of the tax paid by the Corporation, which would be credited or refunded to the stockholder. The stockholders' basis in its shares of Corporation Common Stock would be increased by the amount of undistributed capital gains (less the capital gains tax paid by the Corporation) included in the stockholder's capital gains. If the Corporation so elects for a taxable year beginning before January 1, 1998, no such credit or increase in basis is available to the Corporation's stockholders even though the stockholders would still include in income as capital gain their proportionate share of long-term capital gain designated by the Corporation.

    Taxable distributions from the Corporation or the Operating Company and gain or loss from the disposition of shares of Corporation Common Stock and Operating Company Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Corporation or the Operating Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain dividends, capital gains (other than short-term capital gains) from the disposition of Paired Shares and actual or deemed distributions from either company treated as such, including capital gains (other than short-term capital gains) recognized on account of distributions in excess of a stockholder's basis or any deemed capital gain distributions to a Corporation stockholder on account of retained capital gains of the Corporation, will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates to the extent of the election. The Corporation and the Operating Company will notify stockholders after the close of their taxable years as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and (in the case of the Corporation) capital gain. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Corporation or of the Operating Company.

    The Taxpayer Relief Act of 1997 (the "Relief Act") alters the taxation of capital gain income. Under the Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than 12 months but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. The Relief Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain," as well as other changes to prior law. The Relief Act allows the IRS to prescribe regulations on how the Relief Act's new capital gain rates will apply to sales of capital assets by (or interests in) "pass-thru entities," which include REITs such as the Corporation. To date regulations have not yet been prescribed, and it remains unclear how the Relief Act's new rates will apply to capital gain dividends or undistributed capital gains, including, for example, the extent, if any, to which capital gain dividends or undistributed capital gains from the Corporation will be taxed to individuals, trusts and estates at the new rates for mid-term capital gains and unrealized section 1250 recapture, rather than the long-term capital gain rates. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Relief Act. No change was made to the capital gains rate or holding period for corporations under the Relief Act.

    Taxation of Stockholders on the Disposition of Paired Shares

    In general, and assuming the taxpayer has the same holding period for the Corporation Common Stock and the Operating Company Common Stock, any gain or loss realized upon a taxable disposition of Paired Shares by a stockholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Paired Shares have been held for more than 12 months, (or, in the case of individuals, trusts and estates, mid-term capital gain or loss if the Paired Shares have been held for more than 12 months but not more than 18 months, and long-term capital gain or loss if the Paired Shares have been held for more than 18 months) and otherwise as short-term capital gain or loss. In addition, any loss upon a sale or exchange of Corporation Common Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Corporation or undistributed capital gains required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of Paired Shares may be disallowed if other Paired Shares are purchased within 30 days before or after the disposition.

    Information Reporting Requirements and Backup Withholding

    The Corporation and the Operating Company will each report to their U.S. Stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide the Corporation and the Operating Company with his, her or its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Corporation may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Corporation.

    Taxation of Tax-Exempt Stockholders

    Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. They are, however, subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by the Corporation to Exempt Organizations generally should not constitute UBTI, nor should dividends paid by the Operating Company generally constitute UBTI. However, if an Exempt Organization finances its acquisition of Paired Shares with debt, a portion of its income from the Corporation and the Operating Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from the Corporation and the Operating Company as UBTI.

    Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Shares offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Corporation and Operating Company including the possibility of U.S. income tax withholding on distributions.

                              SELLING STOCKHOLDERS

    The Selling Stockholders listed in the table below acquired their Shares from the Companies on October 2, 1997 in a private placement at a price of $31.00 per Share. The purchase price for the Shares was negotiated as part of the Merger Agreement and was determined on the basis of the Merger consideration, which was valued at $31.00 per paired share of The Santa Anita Companies.

    The following table sets forth the names of the Selling Stockholders, the number of shares of Paired Common Stock owned beneficially by each of them as of November 21, 1997, and the number of Shares which may be offered by each of them pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders.

                                               Shares Beneficially                   Shares       Shares Beneficially
                                                 Owned Prior to                       Being           Owned After
                  Name                              Offering                         Offered            Offering
                  ----                         -------------------                   -------      -------------------
                                                  Number   Percent (1)                            Number       Percent (1)
                                                  ------   -------                                ------       -------
Integrity Partners, L.P.................          200,000       *                     200,000       0               0
Cerberus Partners, L.P..................          200,000       *                     200,000       0               0
Brett Grimes............................           10,000       *                      10,000       0               0
Drew Dusebout...........................           10,000       *                      10,000       0               0
John Dennis.............................           50,000       *                      50,000       0               0
Commonwealth Life Insurance Company
(Teamsters - Camden non-enhanced).......          180,000       *                     180,000       0               0

----------
* Less than one percent.

(1) Based on 86,701,107 shares of Paired Common Stock outstanding on November 21, 1997.



                              PLAN OF DISTRIBUTION

    The Companies have been advised that the Selling Stockholders may sell the Shares from time to time in transactions on the NYSE, in privately negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

    The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

    The Companies have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

    The validity of the issuance of the Shares offered hereby will be passed upon by Nutter, McClennen & Fish, LLP, One International Place, Boston, Massachusetts 02110. In addition, Nutter, McClennen & Fish, LLP will pass on certain Federal income tax matters relating to the Companies.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

    Michael J. Bohnen, a partner in the law firm Nutter, McClennen & Fish, LLP, currently serves as Secretary of Operating Company. Nutter, McClennen & Fish, LLP, serves as counsel to the Registrants, and has rendered a legal opinion with respect to the validity of the shares being offered pursuant to this Registration Statement.

                                     EXPERTS

    The consolidated financial statements of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company (together, "The Santa Anita Companies"), at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of The Santa Anita Companies, as amended by amendments on Form 10-K/A (the "Santa Anita Form 10-K") have been audited by Ernst & Young LLP, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of Anita Associates and the consolidated financial statements of H-T Associates as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, both incorporated by reference in this Registration Statement by reference to the Santa Anita Form 10-K, have been audited by KPMG Peat Marwick LLP, independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. The report of KPMG Peat Marwick LLP on H-T Associates, dated February 10, 1997, contains an explanatory paragraph that states that the partnership's primary subsidiary is in technical default on its notes payable at December 31, 1996. As such, those notes may be callable at the lender's discretion. This technical default raises substantial doubt about the Partnership's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See the financial statements of H-T Associates incorporated by reference into the Santa Anita Form 10-K. Such financial statements are incorporated herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

    The consolidated financial statements and the related financial statement schedules incorporated in this Registration Statement by reference from Meditrust's Current Report on Form 8-K dated January 31, 1997 and Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
No dealer, salesperson or other person has been authorized to give any information or to make any representations, other than those herein, in connection with this offering and, if given or made, such information or representations must not be relied upon as having been authorized by the Companies or any other person. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, any of the Securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information in the Prospectus is correct as of any time subsequent to its date.
--------------------------------------------------------------------------------

      TABLE OF CONTENTS
                                          Page
                                          ----
Available Information..............         3
Incorporation of Certain
  Documents by Reference........            4
The Meditrust Companies.........            5
Description of Capital Stock......          8
Description of Paired
  Common Stock....................          9
Federal Income Tax
  Considerations.....................       13
Selling Stockholders................        24
Plan of Distribution.................       24
Legal Matters........................       25
Interests of Named Experts
  and Counsel........................       25
Experts................................     25



                                   ----------

                             MEDITRUST CORPORATION
                           MEDITRUST OPERATING COMPANY




                                   PROSPECTUS



                               December 4, 1997
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